Exhibit 2.2

EXHIBIT A

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•] (this “Agreement”), is entered into by and between Johnson & Johnson, a New Jersey corporation (“Parent”), and [•], a [•], as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Athos Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and ABIOMED, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of October 31, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which, among other matters, (a) Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Shares”) and (b) as soon as practicable following the irrevocable acceptance for payment by Merger Sub of the Company Shares pursuant to the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the DGCL, with the Company surviving the Merger as a wholly owned direct or indirect Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Company Shares (other than holders of Canceled Company Shares and Dissenting Company Shares) and (b) in the Merger, Parent has agreed to provide to holders of Company RSU Awards, Company PSU Awards and In-the-Money Options, in each case, that are outstanding as of immediately prior to the Effective Time (collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to Section 3.7(d)(ii) of the Merger Agreement, holders of Out-of-the-Money Options may be entitled to receive a contingent payment from Parent or the Surviving Corporation, subject to the terms of the Merger Agreement, upon each Milestone Notice Date.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS

1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“2028 Measurement Period” means the period from the first day of the second Fiscal Quarter of 2027 through the last day of the first Fiscal Quarter of 2028.

“2028 Non-Achievement Notice” has the meaning set forth in Section 4.5(a).

“2028–29 Measurement Period” means the period from the first day of the third Fiscal Quarter of 2027 through the last day of the first Fiscal Quarter of 2029.

“Acting Holders” means, at the time of determination, Holders of not less than 35% of the outstanding CVRs as set forth on the CVR Register.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Milestone Amount” has the meaning set forth in Section 2.4(a).

“Assignee” has the meaning set forth in Section 7.3.

“Budgeted Amounts” has the meaning set forth in Section 4.6.

“Cardiogenic Shock Milestone” has the meaning set forth in the definition of “Clinical Recommendation Milestone.”

“Clinical Practice Guideline” means the American College of Cardiology / American Heart Association Clinical Practice Guideline for Coronary Artery Revascularization.

“Clinical Recommendation Milestone” means the earliest to occur of any of the following:

(a) during the applicable Clinical Recommendation Milestone Period, results from the STEMI DTU™ study undertaken by the Company contribute to the publication of a Class I recommendation in the Clinical Practice Guideline recommending the use of any device in the Impella Product Family in patients presenting with ST-Segment Elevation Myocardial Infarction (“STEMI”), or Anterior STEMI, without cardiogenic shock (such milestone, the “STEMI Recommendation Milestone”);

(b) during the applicable Clinical Recommendation Milestone Period, results from the PROTECT IV study undertaken by the Company contribute to the publication of a Class I recommendation in the Clinical Practice Guideline recommending the use of any device in the Impella Product Family in high-risk patients with complex coronary artery disease and reduced left ventricular function (such milestone, the “HRPCI Milestone”); and

(c) during the applicable Clinical Recommendation Milestone Period, results from the RECOVER IV study undertaken by the Company contribute to the publication of a Class I recommendation in the Clinical Practice Guideline recommending the use of any device in the Impella Product Family in patients with STEMI-Cardiogenic Shock, or STEMI-CS (such milestone, the “Cardiogenic Shock Milestone”).

“Clinical Recommendation Milestone Period” means, (a) with respect to the STEMI Recommendation Milestone, the period commencing as of the date of this Agreement and ending on the earlier of (i) four (4) years after publication of results relating to the secondary clinical endpoint in the STEMI DTU™ study undertaken by the Company and (ii) December 31, 2029, (b) in the case of the HRPCI Milestone, the period commencing as of the date of this Agreement and ending on the earlier of (i) four (4) years after publication of results relating to the primary clinical endpoints in the PROTECT IV study undertaken by the Company and (ii) December 31, 2029, and (c) in the case of the Cardiogenic Shock Milestone, the period commencing as of the date of this Agreement and ending on the earlier of (i) four (4) years after publication of results relating to the primary clinical endpoints in the RECOVER IV study undertaken by the Company and (ii) December 31, 2029.

“Company” has the meaning set forth in the Recitals.

“Company Sale” means the sale, transfer, conveyance, exclusive license or other disposition by Parent or any of its Subsidiaries (including the Surviving Corporation) to a third party of all or substantially all of the Product portfolio.

“Company Shares” has the meaning set forth in the Recitals.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Milestone Payments” has the meaning set forth in Section 2.4(f).

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“DTC” means The Depository Trust Company or any successor entity thereto.

“Event of Default” has the meaning set forth in Section 6.1.

“Expiry Notice” has the meaning set forth in Section 4.5(b).

“FDA Approval Milestone” means the approval by the FDA, during the FDA Approval Milestone Period, of a premarket approval application or a premarket approval application supplement for the use of any device in the Impella Product Family in patients presenting with STEMI, or Anterior STEMI, without cardiogenic shock.

“FDA Approval Milestone Period” means the period commencing as of the date of this Agreement and ending on January 1, 2028.

“Fiscal Quarter” means a fiscal quarter of any fiscal year of Parent, based on Parent’s universal fiscal calendar.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“HRPCI Milestone” has the meaning set forth in the definition of “Clinical Recommendation Milestone.”

“Impella Product Family” means Impella CP, Impella RP, Impella 5.5, Impella ECP, Impella Apto, and any future or improved versions of the foregoing, including any related micro axial heart pumps and percutaneous ventricular assist devices in research or development by the Company as of the date of this Agreement.

“Independent Accountant” has the meaning set forth in Section 4.5(c).

“Measurement Period” means any of the 2028 Measurement Period or the 2028–29 Measurement Period.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Notice Date” means, (a) with respect the Net Sales Milestone, the date that is forty-five (45) days following the last day of the (i) 2028 Measurement Period or (ii) the Fiscal Quarter in the 2028–29 Measurement Period, as applicable, in which the Net Sales Milestone is achieved and (b) with respect to the FDA Approval Milestone and the Clinical Recommendation Milestone, the date that is ten (10) Business Days following the achievement of the applicable Milestone.

“Milestone Payment” means (a) with respect to the Net Sales Milestone, (i) if the Net Sales Milestone is achieved during the 2028 Measurement Period, $17.50 per CVR and (ii) if the Net Sales Milestone is achieved during the 2028–29 Measurement Period, $8.75 per CVR, (b) with respect to the FDA Approval Milestone, $7.50 per CVR and (c) with respect to the Clinical Recommendation Milestone, $10.00 per CVR.

“Milestones” means, collectively, the Net Sales Milestone, the FDA Approval Milestone and the Clinical Recommendation Milestone.

“Net Sales” means, in each case as determined in accordance with the Parent Accounting Practices (or, if the Selling Entity is not Parent or one of its Affiliates, such Selling Entity’s usual and customary accounting methods to the extent not inconsistent with GAAP), the gross amounts invoiced on sales of the Products (including amounts invoiced with respect to related service agreements or service charges for such Products) by all Selling Entities to any third party purchaser in an arm’s-length transaction, less Permitted Deductions actually taken, paid, accrued, allocated or allowed with respect to the Products; provided that (a) the transfer of Products between or among any of the Selling Entities will not be considered a sale, except where such Selling Entity is an end-user of, and does not further sell, the Products (in which case Net Sales shall be calculated on the value charged or invoiced to such purchasing Selling Entity, less Permitted Deductions, in each case as determined in accordance with this paragraph), (b) Net Sales shall not include amounts invoiced on sales of the Products by any distributor of the Selling Entities, acting in the capacity of a distributor and (c) all Net Sales shall be computed in U.S. Dollars, and where any Net Sales are calculated in a currency other than U.S. Dollars, they shall be converted into U.S. Dollars in accordance with the Parent Accounting Practices and on the same basis and at such times as Parent’s regular financial statements.

If any Product is sold or otherwise commercially disposed of for consideration other than cash between the buyer of the Product and the applicable Selling Entity (other than with respect to Product supplied expressly for sampling purposes), then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been received had the transaction been conducted for cash. Such amount that would have been received shall be determined by reference to the average selling price of such Product in the relevant jurisdiction.

In the event that (x) Parent or any of its Subsidiaries (including the Surviving Corporation), directly or indirectly, by a sale or swap of assets or other rights, merger, reorganization, joint venture, lease, exclusive license or any other transaction or arrangement, sells, transfers, conveys, exclusively licenses or otherwise disposes of, to a Person that is not an Affiliate of Parent (any such Person, the “Purchaser”), their respective rights in and to any Product that would generate Net Sales after the Closing Date and prior to the end of the 2028-29 Measurement Period, and (y) such transaction does not constitute a Company Sale, such Purchaser shall be deemed to be a Selling Entity.

“Net Sales Milestone” means the achievement of aggregate worldwide Net Sales in excess of $3,700,000,000 during the 2028 Measurement Period or, solely in the event that such aggregate worldwide Net Sales is not achieved during the 2028 Measurement Period, during any other period of four consecutive Fiscal Quarters within the 2028–29 Measurement Period.

“Net Sales Statement” means, for any given Measurement Period, a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail (a) a calculation of Net Sales, (b) a calculation of the Permitted Deductions during such Measurement Period, and (c) to the extent that sales for the Products are recorded in currencies other than U.S. Dollars during such Measurement Period, the exchange rates used for conversion of such foreign currency into U.S. Dollars.

“Offer” has the meaning set forth in the Recitals.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent” has the meaning set forth in the Preamble.

“Parent Accounting Practices” means, as of any time, GAAP, as applied in a manner consistent with the accounting practices and methodologies of Parent for SEC reporting purposes in effect at such time (including, as of the date hereof, the application of Accounting Standards Codification 606).

“Permitted Deductions” means, in each case as determined in accordance with the Parent Accounting Practices:

(a) normal and customary trade, cash and quantity discounts, allowances, rebates and credits actually allowed or paid with respect to sales of the Products (to the extent not already reflected in the amount invoiced and excluding commissions for commercialization);

(b) retroactive price reductions, allowances or credits actually granted upon rejections or returns of the Products, including for recalls, returns or damaged goods and for billing errors;

(c) discounts, chargeback payments, rebates and reimbursements granted to managed care organizations, group purchasing organizations or other buying groups, health maintenance organizations, Governmental Authorities and any other providers of health insurance coverage, health care organizations or other health care institutions (including hospitals), health care administrators or patient assistance or other similar programs;

(d) compulsory payments and cash rebates related to the sales of the Products actually paid to a Governmental Authority pursuant to governmental regulations by reason of any national or local health insurance program or similar program, including government levied fees as a result of healthcare reform policies, to the extent such payments and rebates are specifically attributable to sales of such Products or are otherwise allocated to such Products as a percentage of Parent’s and its Affiliates’ entire medical device product sales;

(e) reasonable and customary outbound freight, shipping, insurance and other transportation expenses, to the extent actually borne by Parent or its Affiliates without reimbursement from any third party;

(f) tariffs, duties, excise, sales, value-added, medical device taxes and other similar Taxes (other than Taxes based on income or profits), customs duties or other charges of a Governmental Authority, in each case imposed on the sale of any Product, including value-added Taxes, but only to the extent that such value-added Taxes are not reimbursable or refundable; and

(g) amounts written off as uncollectible in accordance with the Parent Accounting Practices;

provided that all such discounts, allowances, credits, rebates, reductions, payments, reimbursements, expenses, Taxes and other deductions shall be allocated among the Products and other products of Parent and its Affiliates that are not included in the Products in accordance with the Parent Accounting Practices. For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (a) through (g) above, such item may not be deducted more than once.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; or (f) as provided in Section 2.6.

“Products” means any product that is contemplated for development, in clinical trials or being manufactured, marketed, sold, commercialized, offered, made available, licensed, distributed or branded by or for the Company or any of its Subsidiaries as of the date of this Agreement, consisting of the products and proposed products set forth on Exhibit A hereto and any future or improved versions thereof; provided, that, for the avoidance of doubt, any product that Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) may license, sublicense, purchase or otherwise acquire from a third party (whether via a sale or swap of assets or other rights, merger, reorganization, joint venture, lease, exclusive license or any other transaction or arrangement) after the date of this Agreement shall not be considered a Product.

“Purchaser” has the meaning set forth in the definition of “Net Sales.”

“Review Request Period” has the meaning set forth in Section 4.5(c).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means Parent, any Assignee and each of their respective Affiliates, licensees, sublicensees and agents with respect to rights to develop or commercialize the Products, and any direct or indirect transferee, successor or assignee (including through any change of control) of the rights to sell the Product of any of the foregoing (but not a distributor of the Product acting in the capacity of a distributor).

“STEMI” has the meaning set forth in the definition of “Clinical Recommendation Milestone.”

“STEMI Recommendation Milestone” has the meaning set forth in the definition of “Clinical Recommendation Milestone.”

1.2. Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Exhibits or Sections, shall be deemed to refer to Articles, Exhibits or Sections of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(g) The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(h) References to “$” and “dollars” are to the currency of the United States of America.

(i) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(j) Except as otherwise specified, (i) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(k) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded.

(l) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(m) The word “will” shall be construed to have the same meaning as the word “shall.”

(n) The word “or” shall be disjunctive but not exclusive.

2. CONTINGENT VALUE RIGHTS

2.1. CVRs. The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2. Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void.

2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs in a book-entry position for each Holder and transfers of CVRs as herein provided. With respect to CVRs that are to be issued to the holders of Company Shares held in book-entry form through DTC, the CVR Register will initially show one (1) position for Cede & Co. (as nominee of DTC) representing all such CVRs. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of the Company Shares by sending a lump sum payment to DTC and the Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Merger Agreement, such CVRs will be registered in the name and address of the holder of such Covered Equity Awards as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of Company Shares subject to such Covered Equity Awards canceled in connection with the Merger.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if Parent so reasonably determines that it does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4. Payment Procedures.

(a) If (i) the Clinical Recommendation Milestone occurs, (ii) the FDA Approval Milestone occurs or (iii) the Net Sales Milestone is achieved, then, in each case, (A) on or prior to the applicable Milestone Notice Date, Parent shall deliver to the Rights Agent a notice (each, a “Milestone Notice”) indicating that the applicable Milestone was achieved and (B) in accordance with Section 4.2, Parent shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, in an amount equal to the aggregate amount necessary to pay the applicable Milestone Payment to all Holders (each, the “Applicable Milestone Amount”), along with any letter of instruction reasonably required by the Rights Agent; provided that, Parent may determine, in its sole discretion, that any Covered Milestone Payments shall instead be paid to the applicable Holders through the payroll of the Surviving Corporation or one of its Affiliates and the Applicable Milestone Amount shall be reduced accordingly for all purposes of this Agreement. Until a Milestone Notice with respect to the applicable Milestone is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that no event has occurred that would require the applicable Milestone Payment. For the avoidance of doubt, any Milestone Payment shall only be due once, if at all, and (I) with respect to the achievement of the Net Sales Milestone, regardless of whether Net Sales exceed the applicable threshold in both Measurement Periods and (II) with respect to the Clinical Recommendation Milestone, regardless of whether any other component of the Clinical Recommendation Milestone may subsequently occur. For the avoidance of doubt, no publication of a Class I recommendation contemplated by the Clinical Recommendation Milestone or approval of a premarket approval application contemplated by the FDA Approval Milestone occurring after the end of the applicable Clinical Recommendation Milestone Period or the FDA Approval Milestone Period, as applicable, shall result in any Milestone Payment becoming due and payable. In no event shall Parent be required to pay more than $35.00 per CVR in the aggregate in the event all Milestones have been achieved.

(b) In the event that Parent delivers a Milestone Notice, the Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice, send each Holder at its registered address a copy of such Milestone Notice. Following receipt by the Rights Agent of the Applicable Milestone Amount in accordance with Section 4.2, the Rights Agent shall promptly, and in any event within five (5) Business Days thereof, pay the applicable Milestone Payment to each of the Holders in accordance with the corresponding letter of instruction delivered by Parent (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions. Notwithstanding anything to the contrary in this Agreement, any Covered Milestone Payment that becomes payable pursuant to the Agreement shall be paid no later than March 15th of the calendar year following the calendar year in which the applicable Milestone is determined to be achieved.

(c) Parent, its Affiliates (including the Surviving Corporation) and the Rights Agent shall be entitled to, and Parent shall instruct the Rights Agent or its applicable Affiliate to, deduct or withhold from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Tax Law. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than payroll withholding and reporting on the Covered Milestone Payments), the Rights Agent shall (and Parent shall instruct the Rights Agent to), to the extent practicable, provide notice to any Holder of such potential withholding and use commercially reasonable efforts to solicit from such Holder an IRS Form W-9, W-8BEN, W-8BEN-E or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide such Tax forms to eliminate or reduce such withholding amounts. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and to the extent and within the time period required by applicable Law, Parent shall (or shall instruct its applicable Affiliate or, other than with respect to any IRS Form W-2, the Rights Agent to) deliver to the Holder to whom such amounts would otherwise have been paid an applicable IRS Form 1099, an IRS Form W-2 or other reasonably acceptable evidence of such withholding. To the extent such amounts are so deducted or withheld by the Rights Agent from any Covered Milestone Payments, the Rights Agent shall, as soon as reasonably practicable, deliver such amounts to Parent for the purposes of remitting such amounts to the IRS. In no event shall the Rights Agent have any duty, obligation or responsibility for wage or W-2 reporting with respect to Milestone Payments (including Covered Milestone Payments) made to the Holders.

(d) Any funds delivered to the Rights Agent for payment to the Holders as Milestone Payments (including any interest or other amounts earned with respect thereto) that remain undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Notice shall be delivered by the Rights Agent to Parent upon demand, and such Holders shall thereafter look to Parent or the Surviving Corporation, as general creditors thereof, for any claim to the applicable Milestone Payments that such Holder may be entitled hereunder.

(e) Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law (including Section 483 of the Code), the parties hereto intend to treat, for all U.S. federal and applicable state and local income Tax purposes, (i) the CVRs and the Milestone Payments received with respect to the Company Shares pursuant to the Merger Agreement as additional consideration for the Company Shares and (ii) Milestone Payments paid in respect of each CVR that was received with respect to a Covered Equity Award pursuant to the Merger Agreement (the “Covered Milestone Payments”), and not the receipt of such CVR, as wages in the year in which the applicable Milestone Payment is made. Parent shall (and shall instruct the Rights Agent to) report for all Tax purposes in a manner consistent with the foregoing, including by instructing the Rights Agent to deliver to applicable Holders IRS Forms 1099-B with respect to the receipt of Milestone Payments (other than Covered Milestone Payments), and none of the parties hereto will take any position to the contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income tax purposes except as required by applicable Law. Notwithstanding the foregoing, Parent shall, and shall instruct the Rights Agent and cause the Surviving Corporation to, report imputed interest with respect to the CVRs and the Milestone Payments pursuant to Section 483 of the Code.

2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates.

2.6. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

3. THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities.

(a) Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any Legal Proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent unless the Acting Holders (on behalf of the Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Rights Agent to take such action as the Rights Agent may consider proper, whether with or without any such security or indemnity. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) in the absence of bad faith, gross negligence or willful misconduct on its part, the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any loss, liability, claim, demands, suits or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including lost profits) arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(k) notwithstanding anything to the contrary herein, Parent shall not be required to indemnify, hold harmless or reimburse the expenses of the Rights Agent in connection with any Legal Proceeding commenced by the Rights Agent against Parent; and

(l) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1. List of Holders.

(a) Parent shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from the Paying Agent (or in the case of Holders who held Covered Equity Awards, the Company), the names and addresses of the Holders promptly upon the Acceptance Time or the Effective Time, as applicable.

(b) Within five (5) Business Days after receipt by the Rights Agent of a written request by any two (2) or more Holders stating such Holders’ desire to communicate with other Holders with respect to their rights under this Agreement, and accompanied by a form of proxy or other communication which the requesting Holders propose to transmit, the Rights Agent shall elect to either (i) deliver to such requesting Holders all information in the possession or control of the Rights Agent as to the names and addresses of all Holders, or (ii) inform such requesting Holders of the approximate number of Holders and the approximate cost of mailing or otherwise transmitting to all Holders the form of proxy or other communication, if any, specified in such written request. In the event the Rights Agent elects to provide the information specified in Section 4.1(b)(ii), the Rights Agent shall, upon the written request of the requesting Holders, mail or otherwise transmit to all Holders copies of the applicable form of proxy or other communication within five (5) Business Days after the requesting Holders have provided to the Rights Agent the material to be mailed or otherwise transmitted and payment, or provision for the payment, of the reasonable expenses of such mailing or transmission.

4.2. Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Parent shall, promptly (but in any event no later than five (5) Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the Applicable Milestone Amount in cash.

4.3. Books and Records. Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the calculation of Net Sales in any applicable Measurement Period.

4.4. Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5. Notice and Audit Rights.

(a) If the Net Sales Milestone has not been achieved with respect to the 2028 Measurement Period, Parent shall deliver to the Rights Agent, within sixty (60) days following the last day of the 2028 Measurement Period, a written notice indicating that the Net Sales Milestone was not achieved during the 2028 Measurement Period (the “2028 Non-Achievement Notice”), as well as the Net Sales Statement for such Measurement Period and an Officer’s Certificate making a certification to that effect. The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of the 2028 Non-Achievement Notice, send each Holder at its registered address a copy of the 2028 Non-Achievement Notice and the Net Sales Statement for such Measurement Period.

(b) If the Net Sales Milestone has not been achieved with respect to the 2028 Measurement Period and the Net Sales Milestone has also not been achieved with respect to the 2028–29 Measurement Period, Parent shall deliver to the Rights Agent, within sixty (60) days following the last day of the 2028–29 Measurement Period, a written notice (the “Expiry Notice”) indicating that the Net Sales Milestone was not achieved during the 2028–29 Measurement Period, as well as the Net Sales Statement for such Measurement Period and an Officer’s Certificate making a certification to that effect. The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of the Expiry Notice, send each Holder at its registered address a copy of the Expiry Notice and the Net Sales Statement for such Measurement Period.

(c) Upon the written request of the Acting Holders provided to Parent within the three (3) month period following the date on which Parent delivers the 2028 Non-Achievement Notice or the Expiry Notice and the applicable Net Sales Statement (the “Review Request Period”), Parent shall permit one (1) independent certified public accounting firm of nationally recognized standing mutually agreed upon by such Acting Holders and Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates pertaining to Net Sales as may be reasonably necessary to evaluate and verify Parent’s determination that the Net Sales Milestone was not achieved during the applicable

Measurement Period; provided that such access shall not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. Any fees charged by the Independent Accountant shall be borne by the Acting Holders unless the Independent Accountant determines that Parent’s determination that the Net Sales Milestone was not achieved during the applicable Measurement Period was erroneous, in which case such fees shall be borne by Parent.

(d) No later than thirty (30) days following access to such books and records of Parent and its Affiliates as described in Section 4.5(c), the Independent Accountant shall deliver a written report to Parent and the Acting Holders of its findings regarding Parent’s determination that the Net Sales Milestone was not achieved during the applicable Measurement Period. The Independent Accountant shall disclose to the Acting Holders only its conclusion as to Parent’s determination that the Net Sales Milestone was not achieved during the applicable Measurement Period and such additional information directly related to its conclusion. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders.

(e) If the Independent Accountant concludes that Parent’s determination that the Net Sales Milestone was not achieved during the applicable Measurement Period was erroneous, then, within thirty (30) days of receipt by Parent of such finding, Parent may commence a Legal Proceeding to adjudicate whether the Net Sales Milestone was achieved during the applicable Measurement Period in accordance with the dispute resolution provisions set forth in Section 7.6. If Parent fails to commence such a Legal Proceeding within such thirty (30) day period, the Independent Accountant’s conclusion shall be final and binding.

(f) In the event the Acting Holders properly request a review by the Independent Accountant with respect to the Net Sales Milestone in accordance with Section 4.5(c), the applicable Milestone Payment (or portion thereof) shall not become due and payable (for purposes of Section 6.1(a) or otherwise hereunder), if at all, unless and until (i) the Independent Accountant’s conclusion becomes final and binding in accordance with this Section 4.5 or (ii) a court of competent jurisdiction issues a final, non-appealable judgment that such amount is properly payable hereunder.

(g) If, upon the expiration of the Review Request Period with respect to any Measurement Period, the Acting Holders have not requested a review in accordance with this Section 4.5, Parent’s determination that the Net Sales Milestone was not achieved during such Measurement Period shall be final and binding, and there shall be no further review or remedy allowed relating to the Net Sales Milestone with respect to such Measurement Period.

(h) Each person seeking to receive information from Parent (including the Independent Accountant) in connection with a review pursuant to this Section 4.5 shall enter into a reasonable confidentiality agreement with Parent or any of its Affiliates obligating such person to retain all such information disclosed to such person pursuant to this Section 4.5 (including any information provided to any such person by the Independent Accountant) in confidence pursuant to such confidentiality agreement.

(i) Parent shall not, and shall cause its Affiliates not to, enter into any license or similar agreement with any Selling Entity (other than Parent or its Affiliates) with respect to rights to develop or commercialize the Products, or any purchase, sale, merger, exclusive license or similar agreement with any Purchaser, in each case, unless such agreement contains provisions that (i) require such Purchaser to provide records of Net Sales to Parent to allow Parent to comply with the provisions of this Agreement and (ii) would allow any Independent Accountant appointed pursuant to this Section 4.5 such access to the records of the other party to such agreement as may be reasonably necessary to perform its duties pursuant to this Section 4.5.

(j) The audit rights set forth in this Section 4.5 may not be exercised by the Acting Holders more than once with respect to the non-achievement of the Net Sales Milestone in each of the 2028 Measurement Period and the 2028–29 Measurement Period. For the avoidance of doubt, the audit rights set forth in this Section 4.5 shall not apply to the FDA Approval Milestone or the Clinical Recommendation Milestone.

4.6. Efforts. With respect to each of (a) the STEMI Recommendation Milestone and the FDA Approval Milestone, (b) the HRPCI Milestone and (c) the Cardiogenic Shock Milestone, Parent will expend at least the respective amounts set forth on Annex A towards the achievement of such Milestone(s) (including completion of the applicable clinical trial related to such Milestone(s)) (the “Budgeted Amounts”); provided that Parent shall not be required to expend the applicable Budgeted Amount upon any of the following events occurring with respect to the applicable Milestone(s): (i) Parent determines to suspend or terminate the clinical protocol or study contemplated by such Milestone(s) because an unanticipated device adverse effect presents an unreasonable risk to the subjects of such clinical protocol or study; (ii) the Data and Safety Monitoring Board recommends that the clinical protocol or study contemplated by such Milestone(s) be suspended or terminated due to safety concerns or futility; (iii) the FDA determines to suspend the clinical protocol or study contemplated by such Milestone(s); or (iv) the clinical protocol or study contemplated by such Milestone(s) is otherwise prohibited by applicable Law. Subject to the foregoing sentence in this Section 4.6, (A) Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the development, marketing, commercialization and sale of the Products in all respects and (B) Parent and its Affiliates shall not otherwise be required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to develop, market, commercialize or sell the Products or achieve the Milestones.

5. AMENDMENTS

5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 7.3; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not fewer than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3. Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, powers, immunities or duties under this Agreement or otherwise.

5.4. Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6. REMEDIES OF THE HOLDERS

6.1. Event of Default. “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a) default in the payment by Parent pursuant to the terms of this Agreement of all or any part of any Milestone Payment after a period of five (5) Business Days after such Milestone Payment shall become due and payable; or

(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a payment default described in clause (a)), and continuance of such default or breach for a period of thirty (30) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders, following notice in writing to Parent and the Rights Agent, may, in their discretion and at their own expense, commence a Legal Proceeding to protect the rights of the Holders, or may direct the Rights Agent to commence a Legal Proceeding to protect the rights of the Holders in accordance with Section 3.1(b), in each case, including to obtain payment for any amounts then due and payable. Notwithstanding anything herein to the contrary, damages directly resulting from and in the event of an Event of Default shall be the sole and exclusive remedy of any and all Holders for any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or the CVRs, or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby.

6.2. Suits by Holders. Except for the express rights of the Rights Agent set forth herein, including as set forth in Section 3.1(b), the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute a Legal Proceeding with respect to this Agreement, and no individual Holder or other group of Holders, nor the Rights Agent on behalf thereof, will be entitled to exercise such rights. Notwithstanding the foregoing, in the event of an insolvency proceeding of Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Parent or by any creditor of Parent. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date shall not be impaired or affected without the consent of such Holder.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1. Notices to the Rights Agent and Parent. All notices and other communications required or permitted to be delivered to Parent or the Rights Agent hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other party hereto in accordance with this Section 7.1):

(a)	If to the Rights Agent, to:

[•]

with a copy (which shall not constitute notice) to:

[•]

(b)	If to Parent, to:

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
	Attention:	Office of General Counsel, Medical Devices
	Email:	CVRNOTICE@its.jnj.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Robert I. Townsend, III
George F. Schoen
Sanjay Murti
	Email:	rtownsend@cravath.com
gschoen@cravath.com
smurti@cravath.com

7.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3. Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder to (a) one or more direct or indirect wholly owned Subsidiaries of Parent or (b) any purchaser of the Company and/or the Products in a Company Sale that is a company in the medical devices industry (each permitted assignee under clauses (a) or (b), an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee, Parent (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all covenants, agreements and obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed. Unless a successor or assignee meets the requirements set forth in Section 3.3(b), the Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers. The rights hereunder of the Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement, and any exercise of such rights by the Holders or their successors and assigns pursuant to Permitted Transfers shall be subject, in all cases, to the other terms and provisions of this Agreement, including Sections 7.6 and 7.7.

7.5. Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or the CVRs, or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

7.6. Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 7.1 or in such other manner as may be permitted by applicable Law, and nothing in this Section 7.6 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

7.7. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

7.8. Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order for the economic, business and other purposes hereof to be effected as originally contemplated to the fullest extent possible.

7.9. Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the conclusion of all of the Clinical Recommendation Milestone Periods, the FDA Approval Milestone Period and the Measurement Periods and the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) of any Milestone Payments required to be paid under the terms of this Agreement and (b) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or Sections 2.4(e), 3.2, 7.4, 7.5, 7.6, 7.7, 7.8, 7.10, 7.11, 7.13, 7.14 or this Section 7.9, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.10. Entire Agreement. As it relates to the Rights Agent, this Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. As between Parent and the Company, this Agreement, the Merger Agreement (including any schedules, annexes and exhibits thereto) and the documents and instruments and other agreements among the parties to the Merger Agreement as contemplated by or referred to in the Merger Agreement, including the Company Disclosure Letter and the Annexes thereto, and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

7.11. No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective affiliates, officers, directors or controlling Persons or to any Holder. The only obligations of Parent and the Rights Agent to each other and their affiliates and their respective officers, directors and controlling Persons and to any Holder arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

7.12. Confidentiality. The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party, including, inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court or governmental body of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

7.13. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

JOHNSON & JOHNSON

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

EXHIBIT A

Products and Product Pipeline

Impella 2.5, Impella CP, Impella RP, Impella 5.0, Impella LD, Impella 5.5, SmartAssist, Impella Connect, Impella XR Sheath, Automated Impella Controller (AIC), Impella BTR, Impella ECP, Impella Apto, Breethe Oxy-1 System and PreCARDIA and, in each case, any related accessories or ancillary components

ANNEX A

Budgeted Amounts1

1.	STEMI Recommendation Milestone and FDA Approval Milestone: $40,000,000

2.	HRPCI Milestone: $85,000,000

3.	Cardiogenic Shock Milestone: $40,000,000

[1]

Budgeted Amounts shown as of the date of the Merger Agreement. Parent and the Company agree that on or prior to the entry into this Agreement, the Company shall deliver a notice to Parent setting forth the amounts actually incurred or spent toward each of the Milestone(s) listed on this Annex A (including toward the applicable clinical trial related to such Milestone(s)) between the date of the Merger Agreement and the date of this Agreement, and the Budgeted Amounts as set forth on this Annex A shall be updated to reflect the deduction of such amounts actually incurred or spent.